Filed by Minebea Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: MITSUMI ELECTRIC CO., LTD. (File Number: 132-02801)
Dated November 21, 2016

Investor Meeting Presentation for 2Q FY 3/2017 held on November 2, 2016 (Excerpt)
* Some parts have been added and modified for a clearer understanding.

Q: What kind of activities have you been working on and what results have you started to see since signing the business support agreement with MITSUMI ELECTRIC, with whom you’re slated to integrate your business? Also, after seeing the drastic downward revision that MITSUMI made to its performance forecast today, I’d like to know your plans for turning the business around and dealing with the impact MITSUMI’s performance will have on your bottom line next fiscal year and onward?
A: Since we signed the business support agreement with MITSUMI, I have been making monthly visits to MITSUMI factories in China, the Philippines, and other Asian countries with the Minebea executive officer in charge of business support for MITSUMI. I take a look at MITSUMI’s factories with my own eyes and make decisions right then and there on sending the right Minebea personnel from the right department to where MITSUMI needs assistance in order to help improve its operations. We are also discussing the materials Minebea and MITSUMI should buy as well as who gets a better deal on what with an eye to cutting procurement costs. We still have a lot of work ahead of us and are still two separate companies but once we get the go-ahead at MITSUMI’s extraordinary general shareholders meeting, Minebea will be free to take further steps in assisting MITSUMI. Personally I hope to take the business to at least the break-even point in the next fiscal year. I should be able to give you more details about the business plan of the new entity that will be MINEBEA MITSUMI at the investor meeting in May. That will be after Minebea’s people, including myself, have joined the MITSUMI team and gotten a closer look at how things have gone in January of next year and afterwards. At this stage it’s just too early for me to say a lot about it.

Q: From our point of view, improving the productivity of MITSUMI’s mechanical components seems to be a good place to start, but are there any other product categories or additional areas that need to be addressed?
A: Assembly products are another product category we need to work on. They have manufacturing sites in places like Cebu and Bataan in the Philippines; Qingdao, Tianjin, Suzhou, and Zhuhai in China as well as Malaysia and Taiwan, but they don’t seem big enough to do the job right. We eventually need to do something about that.

Q: How much capital investment is needed next fiscal year to beef up MITSUMI’s production capacity and efficiency, and how much will Minebea spend? It seems that depreciation and amortization costs for LED backlights will decline. How far do you expect them to drop next fiscal year on a year-on-year basis?
A: We expect depreciation and amortization costs for LED backlights to substantially fall once again next fiscal year. In addition to the big drop in capital expenditure on LED backlights, we’ll only need to make small investments in Minebea’s other operations, so we can use the amount we’ll be saving to invest in MITSUMI. After seeing MITSUMI’s factories, I got the impression that much of the machinery they are using is old, although I don’t know exactly how old since I don’t have that kind of detailed information in hand right now.

Q: Now that the scheduled integration with MITSUMI has been moved up two months, what specifically do you think you can do?
A: We are anxious to get the official go-ahead at MITSUMI’s extraordinary general shareholders meeting so we can work together in implementing various measures as an integrated entity. Starting on January 27 rather than March 17 will give us a head start toward making improvements in the coming year. And that is crucial.

Q: You said that you found problems after visiting MITSUMI’s various manufacturing sites. Can you tell us about MITSUMI’s strengths or aspects that you can learn from or incorporate into your operations?
A: First of all, MITSUMI has a world of technologies we don’t have. That is the main reason behind the business integration. These technologies are currently being discussed by a working group by the both parties. Take SALIOT for example. They will give us the ability to add a function that would enable it to follow a person. If I had a chip, SALIOT could follow me as I walked around talking. SALIOT lights could follow a bride and groom as they walked down the aisle or automatically illuminate your products on display at an exhibition without the need to operate individual lights. All you would need to do is put a chip on each product. All these things can be made possible by MITSUMI’s technology. These are just a few examples, but we have a number of other projects like them on the drawing board and MITSUMI’s technological capability never fails to impress me. Secondly, MITSUMI has top-notch people. And while Minebea already has top-notch employees of its own, it’s a great bonus. We should be able to make a big impact by changing MITSUMI’s corporate culture. Thirdly, MITSUMI has many manufacturing sites, and that will give our location strategy a boost. The integration with MITSUMI will give us a big leg up in all these different aspects.

Q: Can you give us a breakdown of the expenses incurred during the first six-month period as you pave the way toward the integration with MITSUMI as well as your forecast for the full-year?
A: We spent about 0.6 billion yen during the last fiscal year to prepare for the integration. We expect to spend a little less than 2.0 billion yen this fiscal year. This figure includes 1.0 billion yen spent during the first half and about 0.9 billion yen to be incurred during the second half.

Q: Can you give us more information about your strategy to “look into M&A and alliance opportunities in specific fields and for particular targets” shown on page 34? Once the business integration with MITSUMI kicks off, are you going to work on other M&A deals at the same time? What’s your take on the idea that it might be necessary to look at various other opportunities at the same time in order to achieve sharp growth?
A: We have been working on M&As for a long time, even in the face of the major floods that hit Thailand. In my time up at bat I’ve taken a swing at more than 20 different M&As but have only gotten some hits. Sometimes the price wasn’t right or maybe the other party just walked away. I’ve been through it all over the last eight years but I’m not giving up. Even if I’m up to my ears with work, I’ll still be on the lookout for opportunities as we go forward with the business integration with MITSUMI. The Electronic Devices and Components business will ultimately wind up accounting for the bulk of our operations, hovering around 80%. Even though the Machined Components business will take up less of the whole picture, we will reinforce and of course cherish it as the foundation upon which we have built our business. There’s also the aircraft industry, so when it comes to bearings, the horizon of possibilities expands when you look around the world. We could also consider a machining company. Given our long-term goal of 1 trillion yen in net sales and/or 100 billion yen in operating income, I have a responsibility to leave no stone unturned and I can’t walk away from it.

Q: Would you explain your view on your financial strategy, including share price and dividends in as much detail as you can?
A: When it comes to our share price, the higher it is, the happier I am as president. Our directors’ bonuses are based on the performance and growth rate of our share price compared against the Nikkei average as well as earnings per share and other factors. If we can really demonstrate the ability to maximize our corporate value not just over six months or a year but over the long haul, our share price will naturally go up. It could reach 2,000, 3,000, or 4,000 yen. I simply don’t know exactly how high it could go. The road of life is full of ups and downs and the same goes for the life of a company. As I travel the road of life, I sometimes wonder if I’m going in the right direction. After hearing the MITSUMI’s announcement today, some people may be thinking Minebea is O.K. or not, but to me it’s a mountain we must climb. As we rise to meet this challenge, so too will our share price eventually. I can fully appreciate why someone would have a hard time understanding what I’m trying to do. It’s like we’re in a battle but as long as I’m the commander, I will stick to my guns.

Q: A growing number of companies around the world are implementing new manufacturing technologies such as Industry 4.0 to change the way they make products. Even though Minebea already has superior shop floor operations, how do you plan to leverage this opportunity for technological innovation? Once you shift to a new production system, you can increase production capacity simply by transferring manufacturing know-how to a factory you have acquired via an M&A. It seems like an easy way to boost productivity and profits. What do you think?
A: Since we make extremely small products, some products are suited to automation but others are not. Automobile parts are now required to be traceable, so we ship them and maintain their records in ways that are totally different from how things were done in the past. The systems used today are also different. The problem is that we make a wide variety of parts in small quantities and different sizes, so it’s impossible to make them all with robots that are connected to the Internet. We will have a total of 100,000 employees, including 65,000 from Minebea and 35,000 from MITSUMI. Even if we were to change the production system or implement Industry 4.0, it wouldn’t be that easy to reduce the number of employees since machines can’t do the work they do. However, the manufacturing process will eventually be automated for some products somewhere down the line. Now that the trend is shifting to automation, even for ball bearings, we are looking into changing our production system. It all depends on the product.